UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO-T

Tender Offer Statement under Section 14(d)(1) OR 13(e)(1)

of the Securities Exchange Act of 1934

Cavitation Technologies, Inc.

(Name of Subject Company)

BrightFlixx Finance (Luxembourg) S.A.

(Name of Filing Person)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

14964W104

(CUSIP Number of Class of Securities)

Dr. Kassem Lahham

BrightFlixx Finance (Luxembourg) S.A.

12C, Rue Guillaume J. Kroll, L-1882 Luxembourg

Grand Duchy of Luxembourg

Telephone: +41 79 509 33 77

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with a copy to:

Jeffrey B. Neustadt

Law Offices of Jeffrey B. Neustadt

345 Grove Street, 1st Floor

San Francisco, CA 94102

Telephone: (415) 434-4440

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

The Tender Offer Statements on this Schedule TO-T consist of two concurrent cash tender offers for the outstanding shares of common stock of two affiliated companies by the same offeror/filing person. This Schedule TO-T (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO-T”) is filed by BrightFlixx Finance (Luxembourg) S.A., a public limited company (société anonyme) organized and existing under the laws of the Grand Duchy of Luxembourg (“Purchaser”). The two Tender Offer Statements on this Schedule TO-T consist of the following:

(a)   Under the first Tender Offer Statement, Purchaser is offering to purchase, for cash, all of the outstanding shares of common stock (the “CVAT Shares” or “Shares”) of Cavitation Technologies, Inc., a Nevada corporation (“Company” or “CVAT”). Company’s common stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (“Exchange Act”) and Company is subject to continuous reporting under the Exchange Act. The offer to purchase all of the outstanding CVAT Shares is set forth in the CVAT Offer to Purchase dated October 20, 2026 attached hereto as Exhibit (a)(1)(A) (the “CVAT Offer to Purchase”) and the CVAT Letter of Transmittal attached hereto as Exhibit (a)(1)(B) (the “CVAT Letter of Transmittal”) (which, together with any amendments or supplements thereto, respectively, constitute the “CVAT Offer” or “Offer”).

(b)    Under the second Tender Offer Statement, Purchaser is offering to purchase, for cash, all of the outstanding shares of common stock (the “ABI Shares” or “Shares”) of Alchemy Beverages Inc., a Delaware corporation that is privately held (“Alchemy” or “ABI”). Company holds approximately 13.3% of the outstanding ABI Shares. The ABI Shares are not registered under the Exchange Act and Alchemy is not a reporting company under the Exchange Act. The offer to purchase all of the outstanding ABI Shares is set forth in the ABI Offer to Purchase dated October 20, 2026 attached hereto as Exhibit (a)(1)(C) (the “ABI Offer to Purchase”) and the ABI Letter of Transmittal attached hereto as Exhibit (a)(1)(D) (the “ABI Letter of Transmittal) (which, together with any amendments or supplements thereto, respectively, constitute the “ABI Offer” or “Offer”).

The two Tender Offer Statements are being included in this Schedule TO-T because (1) the two subject companies are “affiliated” within the meaning of the Exchange Act and the regulations promulgated thereunder, and (2) the consummation of each tender offer, and the obligation of the Purchaser to purchase tendered shares pursuant to each offer, is conditioned upon the consummation of the other offer.

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ITEM 1. SUMMARY TERM SHEET

CVAT Offer:

Information incorporated herein from the CVAT Offer to Purchase: “Summary of the Tender Offer” (Summary Term Sheet and Frequently Asked Questions) and “Introduction”.

ABI Offer:

Information incorporated herein from the ABI Offer to Purchase: “Summary of the Tender Offer” (Summary Term Sheet and Frequently Asked Questions) and “Introduction”.

ITEM 2. SUBJECT COMPANY INFORMATION

CVAT Offer:

(a)     The name of the subject company, and the issuer of securities to which the CVAT Offer relates, is Cavitation Technologies, Inc., a Nevada corporation. The address of Company’s principal executive offices is 10019 Canoga Avenue, Chatsworth, CA 91311 USA. The telephone number of Company at its principal executive offices is (818) 718-0905. Information set forth in “Section 9. Certain Information Concerning Company” of the CVAT Offer to Purchase is incorporated by reference.

(b)    The title of the securities that are the subject of the CVAT Offer - referred to as the CVAT Shares - consists of shares of common stock, par value $0.001 per share, of Company. Based on information provided by Company, as of October 16, 2026, there were 332,820,459 CVAT Shares outstanding. In addition, as of October 16, 2026, there were 11,269,400 CVAT Shares issuable under outstanding warrants and 1,250,000 CVAT Shares issuable under outstanding convertible notes that, in each case, have an exercise or conversion price that will likely be less than the Final Offer Price determined under the CVAT Offer. Information set forth in the “Summary of the Tender Offer”, “Introduction”, and “Section 1. Terms of the CVAT Offer” of the CVAT Offer to Purchase is incorporated by reference.

(c)   The CVAT Shares are traded on the OTCQB tier of the OTC Markets (“OTC Market”) under the ticker symbol “CVAT”. Information set forth in “Section 7. Price Range of Shares; Dividends” of the CVAT Offer to Purchase is incorporated by reference.

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ABI Offer:

(a)   The name of the second subject company, and the issuer of securities to which the ABI Offer relates, is Alchemy Beverages Inc., a Delaware corporation that is privately held in which Company holds approximately 13.3% of the ABI Shares outstanding. The address of Alchemy’s principal executive offices is 10019 Canoga Avenue, Chatsworth, CA 91311 USA. The telephone number of Alchemy at its principal executive offices is (818) 718-0905. Information set forth in “Section 9. Certain Information Concerning Alchemy” of the ABI Offer to Purchase is incorporated by reference.

(b)    The title of the securities that are the subject of the ABI Offer - referred to herein as the ABI Shares - consists of shares of common stock, par value $0.001 per share, of Alchemy. Based on information provided by Alchemy, as of October 16, 2026, there were 18,798,473 ABI Shares outstanding. There were no outstanding warrants, convertible notes or other instrument in or under which ABI Shares would be issuable upon the exercise by holder of purchase or convertible rights. Information set forth in the “Summary of the Tender Offer”, “Introduction” and “Section 1. Terms of the Offer” of the ABI Offer to Purchase is incorporated by reference.

(c)  The ABI Shares are not listed on any national stock exchange or the OTC Market and are not traded in any publicm arket.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

CVAT Offer:

(a), (b) and (c). The name of the filing person and the Purchaser under the CVAT Offer is BrightFlixx Finance (Luxembourg) S.A., a Luxembourg public limited company that is qualified as a securitization company under the Luxembourg Securitization Law (Law of 22 March 2004), as amended, and is organized under the laws of the Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number RCS B283083. The full name, address and telephone number of the filing person and Purchaser are BrightFlixx Finance (Luxembourg) S.A., 12C, Rue Guillaume J. Kroll, L-1882 Luxembourg, Grandy Duchy of Luxembourg (Telephone: +41 79 509 33 77). Information set forth in “Section 10. Certain Information Concerning Purchaser” of the CVAT Offer to Purchase and in Schedule I attached to the CVAT Offer to Purchase is incorporated by reference.

ABI Offer:

(a), (b) and (c). The name of the filing person that is the Purchaser under the ABI Offer is BrightFlixx Finance (Luxembourg) S.A., the same filing person and Purchaser as listed under the CVAT Offer (see above response for CVAT Offer). Information set forth in “Section 10. Certain Information Concerning Purchaser” of the ABI Offer to Purchase and in Schedule I attached to the ABI Offer to Purchase is incorporated by reference.

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ITEM 4. TERMS OF THE TRANSACTION

CVAT Offer:

The CVAT Offer consists of a cash offer by Purchaser to purchase all of the outstanding CVAT Shares at a price per share (the “Final Offer Price”) that is equal to (a) a net aggregate price of $35,000,000, less the outstanding liabilities of Company existing at the close of the Record Date, divided by (b) the total number of CVAT Shares outstanding at the close of the Record Date. The Record Date for determining the Final Offer Price is December 24, 2026 (the date that is 45 business days following October 20, 2026, the commencement date of the CVAT Offer).

The CVAT Offer will remain open initially until 11:59 p.m., Pacific Time or Pacific Daylight Time, as applicable time, on January 26, 2027 (the “Expiration Time”), as may be extended by Purchaser from time to time. However, once the Final Offer Price is determined following the Record Date and is publicly announced, Purchaser will extend the Expiration Time as necessary in order to give shareholders of Company at least 30 business days to review the Final Offer Price (set forth in an amended CVAT Offer) and make a decision whether to tender their CVAT Shares pursuant to the CVAT Offer, as amended.

Information from the CVAT Offer to Purchase that is incorporated by reference: “Summary of the Tender Offer”, “Introduction” and “Section 1. Terms of the CVAT Offer”, “Section 2. Purpose of the CVAT Offer; Certain Effects of the Offer”, “Section 3. Procedures for Tendering CVAT Shares”, “Section 4. Withdrawal Rights”, “Section 5. Acceptance for Payment and Payment for Shares”, “Section 6. Conditions of the CVAT Offer”, “Section 8. Source and Amount of Funds”, “Section 11. Interest of Directors and Officers; Transactions and Arrangements”, “Section 12. Legal Matters; Regulatory Approvals”, “Section 13.

Material U.S. Federal Income Tax Consequences”, “Section 14. “Extension of the Offer; Amendment; Termination”, “Section 15. Fees and Expenses; Information Agent and Depositary”, and “Section 16. The Concurrent Alchemy Offer”.

ABI Offer:

The ABI Offer consists of a cash offer by Purchaser to purchase all of the outstanding ABI Shares at a price per share (the “Final Offer Price”) that is equal to (a) a net aggregate price of $7,000,000, less the outstanding liabilities of Alchemy existing at the close of the Record Date, divided by (b) the total number of ABI Shares outstanding at the close of the Record Date. The Record Date for determining the Final Offer Price is December 24, 2026 (the date that is 45 business days following October 20, 2026, the commencement date of the ABI Offer).

The ABI Offer will remain open initially until 11:59 p.m., Pacific Time or Pacific Daylight Time, as applicable, on January 26, 2027 (the “Expiration Time”), as may be extended by Purchaser from time to time. However, once the Final Offer Price is determined following the Record Date and is publicly announced, Purchaser will extend the Expiration Time as necessary in order to give shareholders of Alchemy at least 30 business days to review the Final Offer Price (set forth in an amended ABI Offer) and make a decision whether to tender their ABI Shares pursuant to the ABI Offer, as amended.

Information from the ABI Offer to Purchase that is incorporated by reference: “Summary of the Tender Offer”, “Introduction”, and “Section 1. Terms of the ABI Offer”, “Section 2. Purpose of the ABI Offer; Certain Effects of the Offer”, “Section 3. Procedures for Tendering ABI Shares”, “Section 4. Withdrawal Rights”, “Section 5. Acceptance for Payment and Payment for Shares”, “Section 6. Conditions of the ABI Offer”, “Section 8. Source and Amount of Funds”, “Section 11. Interest of Directors and Officers; Transactions and Arrangements”, “Section 12. Legal Matters; Regulatory Approvals”, “Section 13.

Material U.S. Federal Income Tax Consequences”, “Section 14. “Extension of the Offer; Amendment; Termination”, “Section 15. Fees and Expenses; Information Agent and Depositary”, and “Section 16. Additional Information - Fairness Opinion”.

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ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

CVAT Offer:

(a)(1). Other than the transactions described in Item 5(b) below, during the past two years neither Purchaser or any of its affiliates, nor any of the persons listed in Schedule I attached to the CVAT Offer to Purchase, has entered into any transaction with Company or any of its affiliates that are not natural persons.

(a)(2). Other than the transactions described in Item 5(b) below, during the past two years neither Purchaser or any of its affiliates nor, to the best knowledge of Purchaser after due inquiry, any of the persons listed in Schedule I attached to the CVAT Offer to Purchase, has entered into any transaction or series of similar transactions with any director, executive officer, or affiliate of Company that is a natural person with an aggregate value that exceeds $60,000.

(b) Information incorporated by reference from the CVAT Offer to Purchase: “Section 2. Purpose of the CVAT Offer; Certain Effects of the Offer”, “Section 10. Certain Information Concerning Purchaser”, “Section 11. Interest of Directors and Officers; Transactions and Arrangements”, “Section 16. The Concurrent Alchemy Tender Offer”; information set forth in Schedule I attached to the CVAT Offer to Purchase; and the transactions represented or reflected by each of the Exhibits attached hereto.

ABI Offer:

(a)(1). Other than the transactions described in Item 5(b) below, during the past two years neither Purchaser or any of its affiliates, nor any of the persons listed in Schedule I attached to the ABI Offer to Purchase, has entered into any transaction with Alchemy or any of its affiliates that are not natural persons.

(a)(2). Other than the transactions described in Item 5(b) below, during the past two years neither Purchaser or any of its affiliates nor, to the best knowledge of Purchaser after due inquiry, any of the persons listed in Schedule I attached to the ABI Offer to Purchase, has entered into any transaction or series of similar transactions with any director, executive officer, or affiliates of Alchemy that is a natural person with an aggregate value that exceeds $60,000.

(b) Information incorporated by reference from the ABI Offer to Purchase: “Section 2. Purpose of the ABI Offer; Certain Effects of the Offer”, “Section 10. Certain Information Concerning Purchaser”, “Section 11. Interest of Directors and Officers; Transactions and Arrangements”, “Section 15. Fees and Expenses; Information Agent and Depositary”; information set forth in Schedule I attached to the ABI Offer to Purchase; and the transactions represented or reflected by each of the Exhibits attached hereto.

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ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

CVAT Offer:

(a), (c)(1)-(7). Information incorporated by reference from the CVAT Offer to Purchase: “Section 2. Purpose of the CVAT Offer; Certain Effects of the Offer”; and “Section 7. Price Range of Shares; Dividends”.

ABI Offer:

(a), (c)(1)-(7). Information incorporated by reference from the ABI Offer to Purchase: “Section 2. Purpose of the ABI Offer; Certain Effects of the Offer”; and “Section 7. Price Range of Shares; Dividends”.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

CVAT Offer:

(a), (b), (d). Information incorporated by reference from the CVAT Offer to Purchase: “Section 8. Source and Amount of Funds”; and “Section 10. Certain Information Concerning Purchaser”.

ABI Offer:

(a), (b), (d). Information incorporated by reference from the ABI Offer to Purchase: “Section 8. Source and Amount of Funds”; and “Section 10. Certain Information Concerning Purchaser”.

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ITEM 8. INTEREST IN SECURITIES OF SUBJECT COMPANY

CVAT Offer:

(a), (b). Information incorporated by reference from the CVAT Offer to Purchase: “Section 10. Certain Information Concerning Purchaser”; and “Section 11. Interest of Directors and Officers; Transactions and Arrangements”.

ABI Offer:

(a), (b). Information incorporated by reference from the ABI Offer to Purchase: “Section 10. Certain Information Concerning Purchaser”; and “Section 11. Interest of Directors and Officers; Transactions and Arrangements”.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

CVAT Offer:

(a). Information incorporated by reference from the CVAT Offer to Purchase: “Section 15. Fees and Expenses; Information Agent and Depositary”.

ABI Offer:

(a). Information incorporated by reference from the ABI Offer to Purchase: “Section 15. Fees and Expenses; Information Agent and Depositary”.

ITEM 10. FINANCIAL STATEMENTS

CVAT Offer:

Not applicable. The CVAT Offer is a cash transaction. Information set forth in “Section 10. Certain Information Concerning Purchaser” of the CVAT Offer to Purchase is incorporated by reference.

ABI Offer:

Not applicable. The ABI Offer is a cash transaction. Information set forth in “Section 10. Certain Information Concerning Purchaser” of the ABI Offer to Purchase is incorporated by reference.

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ITEM 11. ADDITIONAL INFORMATION

CVAT Offer:

(a)(1). Except as disclosed in Items 1 through 10 above and the Exhibits to this Schedule TO-T, which are incorporated by reference, there are no present or proposed material agreements, arrangements, understandings or relationships between or among (i) Purchaser or any of its respective executive officers, directors, controlling persons or subsidiaries, and (ii) Company or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5). Information incorporated by reference from the CVAT Offer to Purchase: Section 2. “Purpose of the CVAT Offer; Certain Effects of the Offer”, “Section 6. Conditions of the CVAT Offer”, “Section 12. Legal Matters; Regulatory Approvals” and “Section 16. The Concurrent Alchemy Tender Offer”.

(c). The information set forth in the CVAT Offer to Purchase and the CVAT Letter of Transmittal, copies of which are attached to or included with this Schedule TO-T as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated by reference.

ABI Offer:

(a)(1). Except as disclosed in Items 1 through 10 above and the Exhibits to this Schedule TO-T, which are incorporated by reference, there are no present or proposed material agreements, arrangements, understandings or relationships between or among (i) Purchaser or any of its respective executive officers, directors, controlling persons or subsidiaries, and (ii) Alchemy or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5). Information incorporated by reference from the ABI Offer to Purchase: Section 2. “Purpose of the ABI Offer; Certain Effects of the Offer”, “Section 6. Conditions of the ABI Offer”, “Section 12. Legal Matters; Regulatory Approvals” and “Section 16. Additional Information - Fairness Opinion”.

(c). The information set forth in the ABI Offer to Purchase and the ABI Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(C) and (a)(1)(D), respectively, to the extent not otherwise incorporated herein by reference, is incorporated by reference.

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ITEM 12. EXHIBITS

CVAT Offer:

The Exhibit Index attached to this Schedule TO-T is incorporated by reference.

ABI Offer:

The Exhibit Index attached to this Schedule TO-T is incorporated by reference.

ITEM 13. Information Required by Schedule 13E-3. CVAT Offer:

Not applicable. Purchaser is not an affiliate of Company and this transaction is not being conducted by the issuer of the CVAT Shares (the Company) or any of its affiliates. In addition, no officer, director, manager or employee of Company is participating on the buy-side of this transaction.

ABI Offer:

Not applicable. Purchaser is not an affiliate of Alchemy and this transaction is not being conducted by the issuer of the ABI Shares (Alchemy) or any of its affiliates. In addition, no officer, director, manager or employee of Alchemy is participating on the buy-side of this transaction.

[Remainder of page intentionally left blank]

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IBRIGHTFLIXX FINANCE (LUXEMBOURG) S.A.

By:	/s/ Dr. Kassem Lahham
Name: Title:	Dr. Kassem Lahham Executive Director

Dated: October 20, 2026

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EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)	CVAT Offer to Purchase dated October 20, 2026 (CVAT Shares)
(a)(1)(B)	Form of CVAT Letter of Transmittal
(a)(1)(C)	ABI Offer to Purchase dated October 20, 2026 (ABI Shares)
(a)(1)(D)	Form of ABI Letter of Transmittal
(a)(1)(E)	Form of Notice of Guaranteed Delivery (CVAT Shares)
(a)(1)(F)	Form of Notice of Guaranteed Delivery (ABI Shares)
(a)(1)(G)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (CVAT Shares)
(a)(1)(H)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (ABI Shares)
(a)(1)(I)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees (CVAT Shares)
(a)(1)(J)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees (ABI Shares)
(a)(5)(A)	News Release dated October 20, 2026, issued by BrightFlixx Finance (Luxembourg) S.A.
(a)(5)(B)	News Release dated October 9, 2026 issued by Cavitation Technologies, Inc.
(b)(1)	Not applicable
(d)(1)	Tender Offer Agreement dated October 9, 2026 between BrightFlixx Finance (Luxembourg) S.A. and Cavitation Technologies, Inc. (included in Exhibit 10.1 to Company’s Current Report on Form 8-K, File No. 000-53239, filed on October 13, 2026)
(d)(2)

Tender Offer Agreement dated October 9, 2026 between BrightFlixx Finance (Luxembourg) S.A. and Alchemy Beverages Inc. (included in Exhibit 10.1 to Company’s Current Report on Form 8-K, File No. 000-53239, filed on October 13, 2026)

(d)(3)	Confidentiality Agreement dated October 9, 2026 between BrightFlixx Finance (Luxembourg) S.A. and Cavitation Technologies, Inc.
(d)(4)	Confidentiality Agreement dated October 9, 2026 between BrightFlixx Finance (Luxembourg) S.A. and Alchemy Beverages Inc.
(d)(5)	Depositary Agreement dated October 19, 2026 between BrightFlixx Finance (Luxembourg) S.A. and Dynamic Stock Transfer, Inc.
(g)	Not applicable
(h)	Not applicable
107	Calculation of Filing Fees

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